[date]

American Pension Investors Trust, on behalf of

Yorktown Growth Fund, and

Yorktown Small Cap Fund

106 Annjo Court, Suite A

Forest, Virginia 24551

Re: Acquisition of Assets of Yorktown Small Cap Fund

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below. Your receipt of our opinion is a condition of the closing of the transactions provided for in the Plan of Reorganization (the “Plan of Reorganization”) adopted by the Trustees of American Pension Investors Trust, a Massachusetts business trust (the “Trust”), on behalf of its separate series Yorktown Small Cap Fund (the “Target Fund”) Yorktown Growth Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”). Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Plan of Reorganization.

Description of Proposed Transaction

In the proposed transaction, the Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of the Acquiring Fund of equivalent net asset value and the assumption of the stated liabilities of the Target Fund (collectively, the “Reorganization”). The Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in the Target Fund, in complete redemption of all outstanding shares of the Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Plan of Reorganization, which is enclosed as Exhibit A in an information statement/prospectus on Form N-14 dated [ ] (the “Registration Statement”) which describes the proposed transaction, and on the information provided in the Registration Statement. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Plan of Reorganization.

American Pension Investors Trust [date] Page 2

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Trust, and we have without independent verification relied upon such representations in rendering our opinions.

Discussion

One of the prerequisites for a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”), is that the transaction represent a continuity of the business enterprise of the acquired entity. As interpreted by the Treasury in regulations, and in accordance with court decisions, continuity of business enterprise is present if the acquiring entity either continues the business of the acquired entity or uses a substantial portion of the acquired entity’s historic assets in its own business. The regulations, and private letter rulings in the area issued by the Internal Revenue Service, suggest that the latter test is met if the acquiring fund uses at least one third of the historic assets of the acquired fund in the business of the acquiring fund. The Acquiring Fund expects that approximately 35% of the assets of the Target Fund will be disposed of in order to align the portfolios of the Acquired Fund and the Target Fund prior to the Reorganization. This implies that at least 65% of the assets of the Target Fund will be used in the business of the Acquiring Fund, so it appears that the Acquiring Fund will use a “substantial portion” of the assets of the Target Fund in the Acquiring Fund’s business.

There is very little official guidance as to the meaning of continuation of the historic business. In Revenue Ruling 87-76, a municipal bond fund acquired all of the assets of a fund which had historically invested in corporate debt and equity instruments. The transaction was held to lack continuity of business enterprise, even though both funds were in the business of investing. Because the Acquiring Fund will use approximately 65% of the Target Fund’s assets after the Reorganization, it appears that the Acquiring Fund will continue the historic business of the Target Fund. In several private letter rulings, the Internal Revenue Service has apparently accepted a representation that the acquiring fund will continue the business of the acquired fund, but no details as to the businesses are set forth.

No opinion provided in this letter will be expressed as to the effect of the Reorganization on (a) the Target Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting, and (b) any Target Fund Shareholder that is required to recognize unrealized gains and losses for federal income tax purposes under a mark-to-market system of accounting.

The Target Fund has a similar investment objective to the Acquiring Fund, with the Target Fund seeking growth of capital and the Acquiring Fund seeking long-term capital appreciation. Both Funds invest primarily in equity securities. The Target Fund invests primarily in the securities of issuers whose market capitalization is within the range of sizes of issuers included in the Russell 2000 Index, that is, “small cap” issuers, while the Acquiring Fund invests in securities of issuers of any size. It appears that a substantial portion of the historic

American Pension Investors Trust [date] Page 3

assets of the Target Fund are assets which could have been owned by the Acquiring Fund in accordance with the investment strategy of the Acquiring Fund, and so the continuity of business requirement appears to be satisfied. However, because of the lack of definitive guidance, our opinions cannot be free from doubt.

Opinions

Based on and subject to the foregoing, and on our examination of the legal authority we have deemed to be relevant, we have the following opinions, all of which are not entirely free from doubt:

1.	The transfer of all of the Target Fund’s Assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities, followed by the distribution by the Target Fund of those Acquiring Fund Shares pro rata per share class to Target Fund Shareholders in complete liquidation of the Target Fund, as provided in the Plan of Reorganization, will qualify as a “reorganization” within the meaning of section 368(a) of the Code and each of the Target Fund and the Acquiring Fund will be “a party to a reorganization” within the meaning of section 368(b) of the Code;
2.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Target Fund’s Assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities pursuant to the Reorganization;
3.	No gain or loss will be recognized by the Target Fund upon the transfer of the Target Fund’s Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund’s stated liabilities or upon the distribution of those Acquiring Fund Shares to Target Fund Shareholders in exchange (whether actual or constructive) for their shares of the Target Fund in liquidation of the Target Fund pursuant to the Reorganization;
4.	No gain or loss will be recognized by Target Fund Shareholders upon the exchange of their Target Fund Shares for the Acquiring Fund Shares pursuant to the Reorganization;
5.	The aggregate tax basis for the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such Target Fund Shareholder immediately prior to the Reorganization, and the holding period of those Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund Shares exchanged therefor were held by such Target Fund Shareholder, provided the Target Fund Shares were held as capital assets on the date of the Reorganization; and

American Pension Investors Trust [date] Page 4
6.	The tax basis of each Target Fund Asset acquired by the Acquiring Fund will be the same as the tax basis of such Asset to the Target Fund immediately prior to the Reorganization, and the holding period of each Asset of the Target Fund in the hands of the Acquiring Fund will include the period during which that Asset was held by the Target Fund, except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating a Target Fund Asset’s holding period.
7.	The Acquiring Fund will succeed to and take into account all items of the Target Fund described in Code Section 381(c) subject to the conditions and limitations specified in Code Sections 381, 382, 383, and 384 and the Treasury regulations thereunder.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 4(e)(i) of the Plan of Reorganization.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Reorganization and to the use of our name and any reference to our firm in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

DRAFT

SULLIVAN & WORCESTER LLP